PBF Energy Inc. 1 Sylvan Way, Second Floor Parsippany, NJ 07054 Office 973.455.7500 Fax 973.455.7562 www.pbfenergy.com

November 14, 2014

Mr. Karl Hiller, Branch Chief Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	PBF Energy Inc. Form 10-K for the Fiscal Year ended December 31, 2013 Filed February 21, 2014 File No. 001-35764

Dear Mr. Hiller:

Set forth below are responses to your comment letter, dated October 31, 2014, regarding the Company’s Form 10-K for the Fiscal Year ended December 31, 2013 (the “2013 Form 10-K”). Capitalized terms used but not defined herein have the meanings specified in the 2013 Form 10-K.

For your convenience, the Staff’s comment is set forth below in italics, followed by our response.  Please note that all references to page numbers in our response refer to the page numbers of the 2013 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis, page 43

Non-GAAP Financial Measures, page 57

Adjusted Pro forma Net Income (Loss), page 57

1.
We note your presentation of adjusted pro forma net income includes the assumed exchange of PBF LLC Series A Units for shares of PBF Energy Class A common stock.  Please specify the provision of conversion, tell us how you assessed the likelihood of this exchange and established compliance with either Item 10 of Regulation S-K or Article 11 of Regulation S-X.

In response to the Staff’s comment, we are providing the Staff with the following overview to explain the presentation of adjusted pro forma net income (loss) in the non-GAAP financial measures section on page 57 of our 2013 Form 10-K.

The provision for the exchange of PBF LLC Series A Units for shares of PBF Energy Class A common stock is governed by an Exchange Agreement dated December 12, 2012 (the “Exchange Agreement”) among the Company, PBF Energy Company LLC (“PBF LLC”) and the pre-IPO owners of PBF LLC (and certain permitted assignees thereof and holders who acquire PBF LLC Series A Units upon the exercise of certain warrants) (collectively, “PBF LLC Unitholders”). Pursuant to the Exchange Agreement, the PBF LLC Unitholders may, at any time and from time to time (subject to the terms of the Exchange Agreement), exchange their PBF LLC Series A Units for shares of Class A common stock of PBF Energy on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, and further subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by funds affiliated with The Blackstone Group L.P. and First Reserve Management, L.P. (collectively, “our initial financial sponsors”) upon the sale of the shares of Class A common stock received by them upon such exchange, as more fully described in the Company’s Definitive Proxy Statement filed with the Commission on March 29, 2013 (the “Company’s 2013 Proxy Statement”), and incorporated by reference into the 2013 Form 10-K.

Exchanges of PBF LLC Series A Units for shares of PBF Energy Class A common stock are outside the Company’s control and depend entirely on the actions of the PBF LLC Unitholders in their sole discretion. We have assessed the likelihood of exchanges occurring and determined that these exchanges are not probable. As such, we do not believe that Article 11 of Regulation S-X applies to our adjusted pro forma net income disclosure due to the fact that such exchanges of PBF LLC Series A Units for shares of PBF Energy Class A common stock are not probable.

Furthermore, we view the adjusted pro forma net income (loss) as a non-GAAP financial measure subject to the requirements of Item 10 of Regulation S-K. We believe such non-GAAP information when presented in conjunction with comparable U.S. GAAP measures, is useful to investors to compare our results across different periods and to facilitate an understanding of our operating results. As discussed above, the PBF LLC Series A Units are exchangeable at any time and from time to time at the discretion of the unit holders.  For example, during the fiscal year ended December 31, 2013, there was a secondary offering in June by our initial financial sponsors involving the exchange of PBF LLC Series A Units and the concurrent sale of PBF Energy Class A common stock. The secondary offering resulted in an increase in PBF Energy’s ownership interest in PBF LLC by approximately 16.6%, from 24.4% pre-secondary to 41.0% post-secondary. As a result of these exchanges, our net income, net income attributable to the noncontrolling interest, income tax expense and earnings per share for interim periods in 2013 were not comparable to other periods. We believe it is useful for investors to see comparable financial information for all periods presented as if all PBF LLC Series A Units were fully exchanged for shares of PBF Energy Class A common stock. This information provides investors with additional beneficial financial performance metrics to assess the Company’s financial results as a whole on a comparable basis between all periods regardless of actual exchanges that may have occurred or may occur outside of our control in the future. In addition, following discussions with the respective underwriters and the Staff, we presented historical and pro forma financial information in our prospectuses for our initial public offering (December 2012) and subsequent public offerings (e.g., June 2013) assuming all of the PBF LLC Series A Units are sold to us or exchanged for PBF Energy Class A common stock.

We view the disclosures provided on page 57 of our 2013 Form 10-K to be in compliance with the requirements of Item 10 of Regulation S-K. We believe the following disclosures were evident in our Form 10-K for adjusted pro forma net income (loss):

➢	Adjusted pro forma net income is presented with no greater prominence than net income in accordance with GAAP.
➢	A reconciliation is clearly provided on page 57 of adjusted pro forma net income to the most direct comparable GAAP measure, net income.
➢	An explanation describing why management believes adjusted pro forma net income (loss) is useful information is disclosed.

As such, we believe our adjusted pro forma net income (loss), which assumes the exchange of all remaining PBF LLC Series A Units for shares of PBF Energy Class A common stock, is presented in accordance with Item 10 of Regulation S-K.

However, we understand the naming convention of our disclosure may cause some confusion and thus, for clarification purposes, we will prospectively change the title of this non-GAAP measure from “adjusted pro forma net income (loss)” to “adjusted fully-converted net income (loss).”

* * * *

In connection with the above, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (973) 455-7554 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Erik Young

Erik Young, Chief Financial Officer

cc:	John Cannarella, Staff Accountant
Kimberly Calder, Assistant Chief Accountant
Jeffrey Dill, Esq.